OFFICES
SILVER, FREEDMAN & TAFF, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W.
WASHINGTON, D.C. 20007
(202) 295-4500
FAX NUMBER: (202) 337-5502
WWW.SFTLAW.COM

WRITER'S DIRECT DIAL NUMBER

(202) 295-4536
November 3, 2006

VIA EDGAR
Mark Webb
Branch Chief-Legal Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	MainStreet Financial Corporation, File No. 333-137377
Pre-effective No. 1 Form SB-2 Registration Statement

Dear Mr. Webb:

Pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations thereunder, on behalf of our client, MainStreet Financial Corporation (the "Company"), we enclose herewith for filing Pre-Effective Amendment No. One (the "Amendment") to the Company's Registration Statement on Form SB-2 relating to the Company's proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated October 20, 2006 (the "Comment Letter"). The Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter.

General

1.	Please send as a copy of RP Financial's appraisal.
Portions of the appraisal are included in Exhibit 99.1. We have filed a complete paper copy under a hardship exemption. A complete copy of the appraisal is being forwarded to Michael R. Clampitt with his courtesy copy.
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Mark Webb
November 3, 2006

2.	Please advise us how you intend to register the interests in the 401(k) plan.
A prospectus supplement for the interests in the 401(k) plan is included in this filing. It is at the front of the prospectus.
3.	With regard to the Stock Issuance Plan adopted on July 19, 2006, do the members, depositors and/or borrowers, vote on the Plan or on the demutualization of the Company? If so, add narrative disclosure in the Summary. If not, supplementally advise.
This transaction does not involve a demutualization of the Company, and there is no member vote on the Plan. In November 2004, MainStreet Savings Bank engaged in a mutual holding company reorganization in which the Bank became a stock company and its members became members of MainStreet Financial Corporation, MHC. The members approved that reorganization. At the same time, the Company was created as a mid-tier stock holding company of the Bank that is 100% owned by the MHC. OTS regulations do not require a member vote for minority stock offerings by already-existing mid-tier holding companies.

Prospectus cover page

4.	Revise the last sentence of the first paragraph to disclose if the shares purchased by directors and executive officers will be counted to reach the minimum.
See the revised language marked on the cover page.

Summary, page 1

5.	Please revise the first sentence of the preamble to state that the Summary highlights "material," not "selected" information and to delete the words beginning with "and." You may direct investors to read the rest of the prospectus.
See the revision at the top of page 1 in the prospectus.

Our Business Strategy, page 2

6.	It appears that many of the bullets will involve additional costs. Revise to quantify, where applicable, the increased cost and add disclosure that such strategy is not anticipated to involve additional costs.
Generally, the only additional costs are compensation for loan originators and a commercial loan officer, which will be offset by the earnings from increased lending activities. See the additional disclosure on page 2.
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Mark Webb
November 3, 2006

How We Determined the Offering Range..., page 5

7.	The staff notes the financial statements show assets of $84 million at December 31, 2004 increasing to $112 million at June 30, 2006; advise the staff as to why peer assets of $128-$379 million were used. Similarly, advise as to why the market capitalization range was selected.
Please refer to Chapter 3, page 3.3 of the appraisal. Pursuant to accepted OTS regulatory policy, the Peer Group was selected from the universe of all publicly-traded mutual holding companies, as shown in Exhibit III-2, which consists of 38 companies. From the universe of all publicly-traded mutual holding companies, we chose the smallest companies (in terms of asset size) that had been in MHC form for at least one year (again based on OTS regulatory policy). Market capitalization was not utilized as a specific selection criteria, but market capitalization typically mirrors the relative asset size of thrifts.
8.	Revise the narrative on page 6 to include a parenthetical explanation as to how the 24.6% was calculated.
The 24.6% discount is calculated as follows: (i) the Company's fully converted price/book ratio at the maximum of the valuation range is 67.85%; (2) the Peer Group's average price/book value ratio is 89.95%, and (3) the discount is calculated as [(67.85%/89.95%) -- 1.00], or a negative 24.6%. See the revised disclosure on page 6.
9.	The first sentence on page 7 states that "all" minority stock offerings and the staff notes that 27 are listed on page 92. However, page 5 states only 10 fit into the peer group. Revise herein to explain how the 27 were used in the appraisal.
The statement on page 7 has been eliminated. The information and list of companies on page 100 (formerly 92), as noted on page 99 (formerly 91), is not part of the appraisal. It is disclosure required in regulatory comments.

Terms of the Offering, page 8

10.	Advise the staff as to why borrowers are not provided with subscription rights.
In accordance with the Charter of MainStreet Financial Corporation, MHC, no borrowers of MainStreet Financial Corporation, MHC are members. OTS regulations do not grant subscription rights based on borrower status.
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Mark Webb
November 3, 2006

Risk Factors, page 12

11.	Several of your risk factors state that you cannot guarantee a result or that there can be no assurance of an outcome when the real risk is not your inability to guarantee or give assurance, but the underlying situation. Please revise to eliminate this and similar language.
See the requested revisions in the risk factors on page 12 and 13.

A Warning About Forward-Looking Statement, page 17

12.	Revise to delete the reference to the Private Securities Litigation Reform Act of 1995 as that safe harbor is not available to Initial Public Offerings.
See the revision on page 17 to eliminate the reference to the Private Securities Litigation Reform Act of 1995.

Market for Common Stock, -page 22

13.	Noting that Ryan Beck & Co. may solicit purchasers in any established aftermarket, revise to indicate they will comply with Regulation M and briefly describe those requirements.
There will be no aftermarket in the shares of the Company until after the entire offering is closed. Under OTS regulations, there is only one closing after all portions of the offering are complete. Therefore, no one will be soliciting purchasers of the shares while the shares are being distributed under the Prospectus. As a result, Regulations M does not apply.

Pro Forma Data, -pages 24 - 27

14.	Please provide a note to the pro forma financial information to state the rate of interest used to compute the reduction in interest on the bank loan for the six months ended June 30, 2006 and for the year ended December 31, 2005. The staff notes the rate of 3% over three-month LIBOR appearing m note 15 to the financial statements.
A new footnote one has been added to the tables on pages 31 and 33 which states that the reduction in interest assumes a rate of 8.51% on the bank loan, based on 3% over the three-month LIBOR rate of 5.51% at June 30, 2006, tax effected at 34% tax rate.
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Mark Webb
November 3, 2006

15.	Please tell us and revise to disclose how you computed the line item titled Pro forma employee stock ownership plan adjustment for the six months ended June 30, 2006 and for the year ended December 31, 2005.
The following disclosure has been added to footnote 2 on pages 31 and 33 - "The pro forma employee stock ownership adjustment reflects the amortization of the employee stock ownership loan and interest paid on the employee stock ownership loan from a third party. The amortization of the employee stock ownership loan includes a 10-year amortization period and a 34% tax rate assumption. The interest paid on the employee stock ownership loan is assumed to be the three-month LIBOR rate at June 30, 2006 (5.51%), plus a 3% margin, tax effected at a 34% tax rate." We are providing the calculations to the staff in Attachment 1.
16.	Please tell us and revise to disclose how you determined the shares used in calculation of income per share for the six months ended June 30, 2006 and for the year ended December 31, 2005.
The following disclosure has been added to footnote 4 - "In addition, the number of shares used in the calculation include the total shares outstanding following the offering, equal to 680,000, 800,000, 920,000 and 1,058,000 at the at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, less the unallocated shares owned by the employee stock ownership plan. For the six months ended June 30, 2006, unallocated employee stock ownership plan shares equaled 1,278, 1,504, 1,730, and 1,989 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. We utilized the average number of employee stock ownership plan shares to be allocated over the time period. For purposes of calculating stockholder's equity per share, all employee stock ownership plan shares were considered to be outstanding." We are providing the calculations to the staff in Attachment 2.

Capitalization, page 28

17.	Please revise the tabular presentation to correctly disclose the number of authorized shares of common stock as 9 million.
See the revision on page 34.
18.	Please revise to delete the Pro Forma Stockholder's Equity To Assets line item in the tabular presentation.
See the revision on page 34.
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Mark Webb
November 3, 2006

We Exceed All Regulatory Capital Requirements, page 29

19.	Please tell us and revise to disclose how you computed the GAAP capital actual at June 30, 2006 in the tabular presentation.
See the revision on page 35.

Critical Accounting Policies, pages 49-50

Note 9 - Federal Income Taxes, page F-19

20.	Tell us how you concluded that it is more likely than not that net deferred tax assets will be realized and that no valuation allowance is appropriate. Refer to positive evidence you considered as noted in SFAS 109 paragraph 24.
In concluding that no valuation allowance was currently required for deferred tax assets, we considered a variety of factors, including:
  The Company was profitable very recently, in 2004 and 2003, in amounts sufficient to utilize the current net operating loss carryforward in several years.
  We believe the fast increase in short-term interest rates, from 2004 through mid 2006, has compressed our net interest margin and negatively impacted our profitability. We believe that our net interest margin and profitability will improve once interest rates stabilize and we further believe that a decline in short-term interest rates is likely in the relatively near term which will not only help further improve our net interest margin but will also positively impact our mortgage banking business.
  Our current business plan shows a return to profitability in 2008 with near break even operating results in 2007. Based on this plan, the net operating loss carryforward would be fully realized in 2009.
These positive factors combined with the fact that our current net operating loss carryforwards do not begin to expire until 2021 allow us to conclude that we will more likely than not realize the value of our currently recorded net operating loss carryforwards and that no valuation allowance is currently required with respect to our net deferred tax assets.
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Mark Webb
November 3, 2006

Business Of MainStreet Financial Corporation - Lending Activities, page 54-56

21.	Please tell us and revise to disclose the amounts of commercial business loans not secured by real estate prior to 2006 or tell us why the disclosure is not required.
The Company did not distinguish between commercial real estate loans and commercial business loans prior to 2006. Therefore, the Company did not maintain records identifying these loans in separate real estate and non-real estate categories. The Company would incur significant expense and expend extensive time if it attempted to make this destruction retroactively and is not certain that any such attempt would be accurate. Prior to 2006, the amount of non-real estate loans in the commercial portfolio was not significant. The information is provided for the 2006 period, which is the only period in which that information is material.

Employee Stock Ownership Plan, page 79

22.	The disclosures relating to the purchases of 8% of the stock being offered appear to be contradictory. On page 4, in the penultimate paragraph you indicate you will finance the purchases, the first paragraph on page 22, you indicate stockholders' equity will be affected, the pro formas on page 26 and footnote 1 thereto states funds will be borrowed from an independent third party, and on page 80 in the second full paragraph you state that the ESOP is borrowing from MainStreet Financial Corporation. Please reconcile all sections where the ESOP purchases and funding are discussed to be consistent.
Pages 4 and 88 have been revised to reflect that the ESOP loan will be from a third party. Stockholders' equity will continue to be impacted by ESOP shares. [MORE?]

Limitations on Dividends and Other Capital Distributions, page 85

23.	Noting the recent losses and anticipation of further losses (first risk factor) as well as the restrictions described herein, revise to add a risk factor that discloses the restrictions on distributions resulting from those losses.
This dividend limit restricts dividends by the Bank not the Company. An additional risk factor is included on page 12.

Syndicated Community Offering, page 97

24.	Revise the first fall paragraph on page 98 to state that if any syndicate is formed to sell shares, a post-effective amendment will be filed, naming all of the agents/underwriters participating and the compensation arrangements prior to any sales by those agents/underwriters.
See the requested disclosure on page 106.
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Mark Webb
November 3, 2006

Financial Statements

General

25.	Please note the updating requirements of Item 310(g) of Regulation S-B.
We are aware of this requirement.
26.	Please provide a note to the financial statements to state the terms of the company's 401 (k) savings plan and disclose the amount of matching contributions for each period presented.
See revisions to note 8 on pages F-21 to F-23.
27.	Please provide a note to the financial statements to state the terms of the company's deferred compensation plan.
See revisions to note 8 on pages F-23.

Statement Of Operations, page F-4

28.	It appears that you compute the basic and diluted earnings per share in 2004 assuming the shares were outstanding for the entire year. Given that the demutualization did not occur until November 30, 2004, and the shares were not issued until that date, please revise to correctly present the actual earnings per share for the period subsequent to the demutualization.
See revision on page F-4 and additional disclosure on page F-12.
29.	For the period prior to the demutualization in 2004, please revise to present pro forma earnings per share.
See revision on page F-4 and additional disclosure on page F-12.

Note 1 - Summary of Significant Accounting Policies - Premises & Equipment, page F-10

30.	Please expand the note to disclose the useful lives of the related assets.
See the additional disclosure on page F-11.
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Mark Webb
November 3, 2006

Note 9 - Federal Income Taxes, page F-19

31.	Please revise the amount of income tax benefit for the year ended December 31, 2005 to be consistent with the amount appearing on the consolidated statement of operations.
See the revisions to Note 9 on page F-23.

Exhibit 5

32.	Either delete the phrase "as of the date hereof," or refile the opinion when you request effectiveness.

The revised opinion is in Exhibit 5.

We will provide requests from the Holding Company and from Ryan Beck & Co. for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4536.

Very truly yours,

Marianne E. Roche

Enclosures

cc:  (Hard copy by messenger):

Michael R Clampitt, Staff Attorney
Christine Hartley, Staff Accountant

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Attachment 1

Shares Used in Calculation of Income Per Share

		Minimum	Midpoint	Maximum	S-Maximum

	Assumptions
	Shares sold in the MHC Offering	319,600	376,000	432,400	497,260
	Times: ESOP Shares as a % of Offering Shares:	8.00%	8.00%	8.00%	8.00%
	Number of ESOP Shares	25,568	30,080	34,592	39,781

	Times: Per Share Price:	$10.00	$10.00	$10.00	$10.00
	Value of ESOP Shares:	$255,680	$300,800	$345,920	$397,808

	A. Amortization Expense
	Amortization Period (Years)	10	10	10	10
	Pre-Tax Amortization Expense/Year	$26,000	$30,000	$35,000	$40,000
	Tax Rate Applied	34.00%	34.00%	34.00%	34.00%

1A	After-Tax Amortization Exp./Year	$17,000	$20,000	$23,000	$26,000
1B	After-Tax Amortization Exp./6 Months	$9,000	$10,000	$12,000	$13,000

	B. Interest Expense
	Interest Rate	8.51%	8.51%	8.51%	8.51%
	Balance of ESOP Loan	$255,680	$300,800	$345,920	$397,808

	Pre-Tax Interest Expense/Year	$22,000	$26,000	$29,000	$34,000
	Tax Rate Applied	34.00%	34.00%	34.00%	34.00%

2A	After-Tax Interest Exp./Year	$14,000	$17,000	$19,000	$22,000
2B	After-Tax Interest Exp./6 Months	$7,000	$8,000	$10,000	$11,000

	Sum of Lines 1A + 2A: (Year Ended)	$31,000	$37,000	$42,000	$48,000
	Sum of Lines 1B + 2B: (Six Months Ended)	$16,000	$18,000	$22,000	$24,000

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Attachment 2

Shares Used in Calculation of Income Per Share

		Minimum	Midpoint	Maximum	S-Maximum

	Assumptions
	Total Shares to be outstanding	680,000	800,000	920,000	1,058,000
	Shares sold in the MHC Offering	319,600	376,000	432,400	497,260
	ESOP Shares as a % of Offering Shares	8.00%	8.00%	8.00%	8.00%
	Number of ESOP Shares	25,568	30,080	34,592	39,781
	Amortization Period of ESOP Shares	10	10	10	10

1	Total Shares Outstanding Less all ESOP Shares	654,432	769,920	885,408	1,018,220

	A. For the Year Ended December 31, 2005
	ESOP Shares Allocated in 1 Year	2,557	3,008	3,459	3,978
2	Average ESOP Shares Allocated in 1 Year	1,278	1,504	1,730	1,989

	Shares Used in Calculation of Income Per Share	655,710	771,424	887,138	1,020,209
	(Line 1 minus Line 2)

	A. For the Six Months Ended June 30, 2006
	ESOP Shares Allocated in six months	1,278	1,504	1,730	1,989
3	Average ESOP Shares Allocated in six months	639	752	865	995

	Shares Used in Calculation of Income Per Share	655,071	770,672	886,273	1,019,214
	(Line 1 minus Line 3)